[ILLINOIS TOOL WORKS INC. LETTERHEAD]

December 21, 2007

Ms. Hanna T. Teshome

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Dear Ms. Teshome:

Illinois Tool Works Inc. (“ITW”) hereby submits its response to your comment letter dated December 7, 2007 on the ITW Definitive 14A Proxy Statement filed March 23, 2007. The full text of your comment is set forth below followed by ITW’s response.

1.

We note your response to our prior comment 11 that you will disclose the specific items of company performance to the extent competitive harm would not result. Your response does not address the confidential treatment standard that you are required to use for evaluating whether performance target information may be omitted from disclosure. If you believe that disclosure of this information is not required because it would result in competitive harm, please provide a detailed supplemental analysis supporting your conclusion using the standard outlined in Instruction 4 to Item 402(b) of Regulation S-K. Please also refer to Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

ITW Response:

We have completed our analysis of the specific 2007 items of company performance (“P” factors) and categories of individual performance targets (“O” factors) relevant to our executive officer compensation determinations. Based on that analysis, we will disclose in our 2008 proxy statement the specific 2007 P factors and O factors, as well as how our incentive awards are structured around those performance goals.

If you would like additional information or would like to discuss our response to your comment, please contact the undersigned via telephone at (847) 657-4206 or via e-mail at jwooten@itw.com.

Very truly yours,

/s/ James H. Wooten, Jr.

James H. Wooten, Jr.

Senior Vice President, General Counsel & Corporate Secretary